UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 6s OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	MILL CITY VENTURES III, LTD.

Address of Principal Business Office:	1907 Wayzata Boulevard, Suite 205, Wayzata, MN 55391
(No. & Street, City, State, Zip Code)

Telephone Number (including area code):	(952) 479-1923

File Number under the Securities Exchange Act of 1934:	814-00991

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

X	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

The company has changed the nature of its business so as to cease to be a business development company (“BDC”) and has converted to anon-investment company. The Company intends to conduct its activities in such a way that it will be excepted from the definition of an “investment company” provided under Section3(c)(6) of the Act.

The withdrawal of the company’s election to be treated as a business development company was approved by the company’s shareholders at a special meeting held on December 23, 2019. At that meeting, a majority of the company’s outstanding voting securities approved the proposal authorizing the withdrawal of the company’s election to be regulated as a BDC. 9,003,423 shares were voted in favor of the proposal (representing approximately 99.9% of shares present at the meeting, and 81.2% of all outstanding shares eligible to be voted at the meeting), and 7,576 shares abstained from voting on the proposal.

	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

	F.	Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Minneapolis and the State of Minnesota on the 23rd day of December, 2019.

[NO SEAL]	Signature:	MILL CITY VENTURES III, LTD.
(Name of Company)

	By:	/s/ Douglas M. Polinsky
(Name of director, officer or general partner signing on behalf of the company)

	Title:	Chief Executive Officer

Attest:	/s/ Joseph A. Geraci, II
Name:	Joseph A. Geraci, II
Title:	Chief Financial Officer

INSTRUCTIONS FOR FORM N-54C

Read instructions carefully before preparing this notification. It may be returned as not acceptable for filing unless it is prepared, executed, and filed substantially in accordance with these instructions. This form is not to be used as a blank form to be filled in, but only as a guide for the preparation of a notification of withdrawal. The form should be filed on paper 8 1/2 x 11 inches in size.

(a)	This form shall be used pursuant to section 54(c) of the Act to notify the Commission of the company’s withdrawal of its notification of election to be subject to sections 55 through 65 of the Act. Such withdrawal will be effective immediately upon receipt by the Commission. Companies filing this notification should be aware that it is only a withdrawal from the regulatory system applicable to business development companies, described in sections 55 through 65 of the Act. A company which files this notification may be subject to sections 1 through 53 of the Act unless it qualifies for another exemption from those sections.

(b)	Signature.

An original and three copies of the notification of withdrawal of election shall be filed. The three copies may have facsimile or typed signatures. If the company is a business development company having a board of directors, the original notification of withdrawal of election shall be signed on behalf of the company by a director, officer, or trustee. If the company is a partnership, the original notice shall be signed by a general partner.

(c)	Filing.

The notification of withdrawal of election and all inquiries and communication with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

(d)	Fee.

There is no fee charged for filing the notification of withdrawal of election.

(e)	Incorporation by Reference.

A company may incorporate by reference any information previously filed in a current report on Form 8-K under the Securities

Exchange Act of 1934 by so stating and giving the date on which the Form 8-K was filed.

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Section 54(c) of the Investment Company Act of 1940 (“1940 Act”) provides that companies, which have notified the Commission of their election to be regulated as business development companies under the 1940 Act, may withdraw their election by filing a notice of withdrawal of election with the Commission. Section 54(c) also authorizes the Commission to prescribe a form for purposes of this notice of withdrawal of election. Pursuant to that authority, the Commission adopted Form N-54C, the filing of which is mandatory by companies that wish to withdraw their election to be regulated as business development companies under the 1940 Act. The Commission adopted Form N-54C to provide a uniform notification system of withdrawals of election. The information collected on Form N-54C is publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

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